October 7, 2019

Via EDGAR and Overnight Delivery

Irene Barberena-Meissner

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549

Re:	BellRing Brands, Inc.
Registration Statement on Form S-1
Filed September 20, 2019
File No. 333-233867

Dear Ms. Barberena-Meissner:

On behalf of BellRing Brands, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) amendment no. 1 (“amendment no. 1”) to the Company’s registration statement on Form S-1 (the “Registration Statement”), relating to the offering of shares of the Company’s Class A common stock.

The Registration Statement has been revised since the initial filing of the Registration Statement on September 20, 2019 in response to the comments of the staff (the “Staff”) of the Commission on the Registration Statement contained in the Staff’s letter addressed to Darcy Horn Davenport, President and Chief Executive Officer of the Company, dated September 30, 2019 (which such response was previously submitted to the Commission on a supplemental basis on October 1, 2019) and to reflect certain updated information, including the estimated price range and offering size. In addition, the Company has filed certain exhibits with amendment no. 1 and advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments.

Courtesy copies of this letter and amendment no. 1, marked to show the changes to the Registration Statement as initially filed, are being sent to the Staff via overnight delivery.

*                    *                     *

If you have any questions or comments with respect to the foregoing or to the Registration Statement, please contact the undersigned at 314-444-7671.

Sincerely,

/s/ Tom W. Zook

Tom W. Zook

cc:	Diedre J. Gray
Darcy Horn Davenport